

Mail Stop 3720

August 18, 2015

Joseph J. Euteneuer
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

      Re: Sprint Corporation
              Form 10-K for Fiscal Year Ended March 31, 2015
              Filed May 26, 2015
              File No. 001-04721

Dear Mr. Euteneur:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Please tell us, and disclose if material, the impact of your new co-branded Radio Shack-Sprint retail stores on your future results of operations in terms of known trends, risks, and uncertainties. We note that you entered into a deal with Radio Shack in February 2015 to co-brand 1,750 stores in conjunction with Radio Shack's bankruptcy filing. Please refer to Item 303(a)(3)(ii) of Regulation S-K. In addition, please tell us and disclose, if material, the impact on your liquidity of any leases, subleases, or other contractual commitments you have incurred for the co-branded stores. Please refer to Item 303(a)(1) and Item 303(a)(5) of Regulation S-K.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies and Other

2.   Regarding the leasing of devices to customers and their contractual terms, please explain in detail how you determined that substantially all of your device leases meet the criteria as operating rather than financing leases. Also, please explain how the contractual terms of leased devices differs from the financing terms under the equipment installment plan.

Note 3. Significant Transactions

Accounts Receivable Facility, pages F-21 through F-23

3.   Please provide us your analysis in the determining the identity of the primary beneficiary of the Conduits, if any, which you have determined are variable interest entities. Also, as you note that your specific assets in the Conduits represent less than 50% of total activity of the variable interest entity, please refer to ASC 810-10-25-55 through 25-58 in your response**.**

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney, at (202) 551-3415, Celeste Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications